February 24, 2006

Mail Stop 4561

Elizabeth A. Abdoo
Executive Vice President and General Counsel
Host Marriott Corporation
6903 Rockledge Drive, Suite 1500
Bethesda, MD 20817

Re:	Starwood Hotels & Resorts Worldwide, Inc,
      Starwood Hotels & Resorts
      Annual Report on Form 10-K
      Filed March 4, 2005
      File No. 333-73069

Dear Ms. Abdoo:

      We have reviewed the above-mentioned filings and have the following comments in addition to the ones included in our correspondence dated February 17, 2006. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Starwood Hotels & Resorts Form 10-K for the year ended December
31,
2004
1. We note from public media reports and Starwood`s website that Starwood may have operations in Syria, which is identified by the U.S. State Department as a state sponsor of terrorism and is subject to economic sanctions administered by the Treasury Department`s Office of Foreign Assets Control and the Commerce Department`s Bureau of Industry and Security. We note that Starwood`s Form 10-K does not contain any disclosure about operations in Syria. Please describe any such operations and discuss their materiality to Starwood in light of the fact that Syria is identified as a state sponsor of terrorism and subject to U.S. sanctions. Please also discuss whether the operations constitute a material investment risk to Starwood`s security holders. Starwood`s response should describe Starwood`s current, historical and anticipated operations in, and contacts with,
Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.
2. Starwood`s materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value. In this regard, we note that
Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Starwood`s materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies with operations in Syria.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







      You may contact Matthew Maulbeck at 202-551-3466 or Linda
Van
Doorn, Senior Assistant Chief Accountant, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3694 with any other questions.

Sincerely,



Owen J. Pinkerton
Senior Counsel


cc:	Scott C. Herlihy (via facsimile)
	Latham & Watkins LLP


























Elizabeth A. Abdoo
Host Marriott Corporation
February 24, 2006
Page 1